UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

OFS CAPITAL CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

67103B 100
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 67103B 100

1	Names of Reporting Persons

Orchard First Source Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power

2,912,024
	6	Shared Voting Power

-0-
	7	Sole Dispositive Power

2,912,024
	8	Shared Dispositive Power

-0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,912,024
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11	Percent of Class Represented by Amount in Row (9)

30.4%1
12	TYPE OF REPORTING PERSON (See Instructions)

OO

________________

1	The percentages used in this Schedule 13G are calculated based upon 9,578,691 shares of common stock of the Issuer outstanding as of December 13, 2012 as reported in the Issuer’s Form 10-Q filed with the SEC on December 13, 2012.

Item 1(a)	Name of Issuer:

The name of the Issuer is OFS Capital Corporation (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at 2850 West Golf Road, 5th Floor, Rolling Meadows, Illinois 60008.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by Orchard First Source Asset Management, LLC (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is Orchard First Source Asset Management, LLC, 2850 West Golf Road, Suite 520, Rolling Meadows, Illinois 60008.

Item 2(c)	Citizenship:

Orchard First Source Asset Management, LLC is organized as a limited liability company under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share.

Item 2(e)	CUSIP No:

67103B 100

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4	Ownership.

(a)	Amount beneficially owned: 2,912,024
(b)	Percent of class: 30.4%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,912,024
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the deposition: 2,912,024
(iv)	Shared power to dispose or direct the dispostion: -0-

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

January  30, 2013

Orchard First Source Asset Management, LLC

By:	/s/ Kathi J. Inorio
Name:	Kathi J. Inorio
Title:	Secretary